UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
[FEE REQUIRED]

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from _______________ to _______________

Commission File Number: 1-4639

CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

CTS Corporation	4925 Indiana Avenue, Lisle, IL 60532
(Issuer of Securities)	(Address of Principal Executive Offices)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Item 4 Plan Financial Statements and Schedules prepared in accordance with the Financial Reporting Requirements of ERISA

CTS Corporation Retirement Savings Plan
Index
December 31, 2018 and 2017

*Note: Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
CTS Corporation Retirement Savings Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of CTS Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2013.
Philadelphia, Pennsylvania
June 27, 2019

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value	$103,643,148	$112,572,983
Receivables:
Employer contributions	—	52,534
Employee contributions	—	107,721
Notes receivable from participants	1,102,287	1,262,926
Total receivables	1,102,287	1,423,181
Net assets available for benefits	$104,745,435	$113,996,164

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions
Investment income
Net depreciation in fair value of investments	$(10,167,241)
Dividends and interest income on investments	5,268,378

Net investment loss	(4,898,863)

Interest on notes receivable from participants	69,994

Contributions
Employer	1,913,281
Employee	4,326,644

Total contributions	6,239,925

Other additions	7,639

Total additions	1,418,695

Deductions
Benefits paid to participants	10,635,236
Administrative expenses	34,188

Total deductions	10,669,424

Net decrease	(9,250,729)

Net Assets Available for Benefits, Beginning of Year	113,996,164

Net Assets Available for Benefits, End of Year	$104,745,435

See Notes to Financial Statements.

Notes To Financial Statements

Note 1: Description of the Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More detailed information about the Plan is contained in the Summary Plan Description which is available from the CTS Corporation (“CTS” or “Employer”) Human Resources Department.

General
The Plan was established January 1, 1983, and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share in a portion of the profits of CTS. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions
All eligible employees may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay, subject to IRC limitations. Employees hired after July 1, 2008 are automatically enrolled in the Plan at a contribution level of 3 percent with an automatic escalation of 1 percent per year until their contribution rate reaches 10 percent, unless the employee elects a different amount or elects to not participate.

For bargaining unit employees at the Elkhart, Indiana facility hired prior to July 1, 2008, CTS makes matching contributions of 50 percent of the participant’s voluntary contribution on the first 6 percent of eligible compensation. No matching contributions are made on employee contributions in excess of 6 percent.

For bargaining unit employees at the Elkhart, Indiana facility hired after June 30, 2008, and all non-bargaining unit employees, CTS makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the eligible compensation. No matching contributions are made on employee contributions in excess of 5 percent.

CTS provides supplemental contributions at the rate of 3 percent of eligible compensation to nonexempt salaried and hourly employees not covered by a defined benefit plan who were hired before April 1, 2006, (non-bargaining unit employees) or July 1, 2008, (bargaining unit employees).

The Employer may also make an incentive contribution at the discretion of CTS management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, 28 mutual funds, and CTS Corporation common stock as investment options for participants.
Employees may contribute distributions from other qualified plans ("rollovers") with pre-approval from the plan recordkeeper. Contributions made through rollovers are included in employee contributions in the Statement of Changes in Net Assets Available for Benefits.

Vesting
Participants are immediately vested in their contributions, as well as any matching and supplemental contributions, plus actual earnings.

Payment of Benefits
Following termination of service, if the participant’s account balance is less than $5,000, the participant’s account must be distributed. If the account balance is less than $1,000, the participant must take a lump-sum distribution of their account balance. Account balances between $1,000 and $5,000 are automatically rolled-over into an IRA managed by The Vanguard Group. Otherwise, the terminated participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59 ½ or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan are in the form of a lump-sum payment, unless the account contains money purchase funds. If the participant’s account contains money purchase funds from a prior plan, those funds may be paid in the form of a lump sum or an annuity. Balances greater than $5,000 can be deferred by participants until the age of 70 ½, at which time required minimum distributions under ERISA are required.

Participant Accounts
Each participant’s account is credited (charged) with the participant’s and Employer's contribution and Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. A participant may have a maximum of two loans outstanding at one time. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as conveyed by Reuters to The Vanguard Group, as of the first day of the month in which the loan is granted, plus 2 percent. The loans are collateralized by the participants’ account balance. Participants may not borrow from prior plan money purchase or profit sharing contributions that are in their accounts. The loans are repaid by equal payments of principal and interest payments through payroll deductions.

Note 2: Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Expenses of the Plan
Administrative expenses may be paid by CTS or the Plan, at CTS’ discretion.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3: Administration of the Plan

The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee. The Plan Trustee is the Vanguard Fiduciary Trust Company. The Vanguard Group, an agent of Vanguard Fiduciary Trust Company, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.

Note 4: Plan Termination

Although it has not expressed any intent to do so, CTS has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note 5: Tax Status

The Internal Revenue Service ("IRS") has determined and informed CTS by a letter dated May 31, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress.

Note 6: Party-In-Interest Transactions

Certain Plan investments held at December 31, 2018 and 2017, are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, Plan investments at December 31, 2018 and 2017, also include shares of CTS Corporation common stock. At December 31, 2018 and 2017, fair value of the shares of common stock held by the Plan was $3,198,556 and $3,830,546, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

CTS provides certain accounting, record keeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2018 and 2017, were managed by agents of the trustee.

Note 7: Disclosures About the Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1     Quoted prices in active markets for identical assets or liabilities

Level 2     Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques used at December 31, 2018 and 2017. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds, and a money market fund.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan does not hold any Level 2 or Level 3 securities.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018 and 2017:

	2018
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Common stock	$3,198,556	$3,198,556	$—	$—
Mutual funds	88,536,210	88,536,210	—	—
Money market fund	11,908,382	11,908,382	—	—

Total	$103,643,148	$103,643,148	$—	$—

	2017
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Common stock	$3,830,546	$3,830,546	$—	$—
Mutual funds	10,702,166	10,702,166	—	—
Money market fund	98,040,271	98,040,271	—	—

Total	$112,572,983	$112,572,983	$—	$—

Note 8: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9: Subsequent Events

Management of the Plan has evaluated subsequent events from December 31, 2018, through June 27, 2019, the date these financial statements were available to be issued.

Subsequent to December 31, 2018 the Elkhart, Indiana manufacturing facility ceased operations. Employees under a collective bargaining agreement were subsequently terminated. No additional contributions from these employees will be made to this Plan.

CTS Corporation Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

		Description of Investments
	Identify of Issue	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Current
	or Similar Party	Par or Maturity Value	Value**
*	Vanguard Prime Money Market Fund	Money Market Fund	$11,908,382

*	CTS Corporation	CTS Corporation Common Stock, no par value	3,198,556

	American Funds EuroPacific Growth R4 Fund	Mutual Fund	2,870,799
	American Funds Fundamental R4 Fund	Mutual Fund	7,751,602
	American Funds Growth Fund of America R4 Fund	Mutual Fund	8,866,789
	Fidelity Value Fund	Mutual Fund	366,735
	GAMCO Growth Fund, Class AAA	Mutual Fund	6,641,109
	Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund	960,987
	Oakmark Equity and Income Fund	Mutual Fund	2,048,242
	Royce Pennsylvania Mutual Investment Fund	Mutual Fund	237,964
	PIMCO Total Return Fund	Mutual Fund	6,031,883
	Royce Premier Fund	Mutual Fund	1,444,623
	T. Rowe Price Equity Income Fund	Mutual Fund	2,599,054
*	Vanguard 500 Index Fund	Mutual Fund	8,440,146
*	Vanguard International Value Fund	Mutual Fund	468,245
*	Vanguard Mid-Cap Index Fund	Mutual Fund	2,497,103
*	Vanguard Small-Cap Index Fund	Mutual Fund	2,628,661
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	2,133,503
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	5,211,460
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	8,375,650
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	4,331,984
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	4,238,970
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	2,530,091
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	1,052,558
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	1,255,193
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	522,491
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	328,515
*	Vanguard Target Retirement 2065 Fund	Mutual Fund	78,753
*	Vanguard Target Retirement Income Fund	Mutual Fund	1,201,099
*	Vanguard Total International Stock Index Fund	Mutual Fund	3,422,001
	Total Mutual Funds		88,536,210
	Total Investments		$103,643,148

*	Participant loans	Interest rates ranging from 4.25% to 7.25%, due from January 14, 2019 to October 5, 2028	$1,102,287

*     Party-in-interest
**   Historical cost information is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION
Retirement Savings Plan

By:	/s/ Ashish Agrawal
Name:	Ashish Agrawal
CTS Corporation
Benefit Plan Administration Committee

Date: June 27, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23(a)	Consent of Grant Thornton LLP